SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 6

to

Schedule TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

Take-Two Interactive Software, Inc.

(Name of Subject Company—(Issuer))

EA08 Acquisition Corp.

Electronic Arts Inc.

(Names of Filing Persons—(Offeror))

Common Stock, Par Value $.01 Per Share

(Title of Class of Securities)

874054109

(CUSIP Number of Class of Securities)

Stephen G. Bené

Senior Vice President, General Counsel and Secretary

Electronic Arts Inc.

209 Redwood Shores Parkway

Redwood City, California 94065

Telephone: (650) 628-1500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Richard Capelouto, Esq.

Simpson Thacher & Bartlett LLP

2550 Hanover Street

Palo Alto, California 94304

Telephone: (650) 251-5000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$2,152,261,826	$84,583.89
*	Calculated solely for purposes of determining the filing fee. Calculated by multiplying $25.74, the per share tender offer price, by 84,240,550, which represents (i) 76,826,485 outstanding shares of common stock as of March 21, 2008 (according to the Subject Company’s Solicitation/Recommendation Statement on Schedule 14D-9 relating to the Offer), minus (ii) 10 shares of common stock beneficially owned by the filing persons as of the date hereof, plus (iii) 1,500,000 shares of restricted stock of the Subject Company issued to ZelnickMedia Corporation on February 14, 2008 pursuant to its management agreement with Subject Company and plus (iv) 5,914,075 shares of common stock subject to outstanding options as of October 31, 2007 (3,905,000 shares according to the Subject Company’s Annual Report on Form 10—K for the period ended October 31, 2007 plus 2,009,075 shares subject to options granted by the Subject Company to ZelnickMedia Corporation).
**	Calculated as 0.00393% of the transaction value. The amount of filing fee was calculated in accordance with Section 14(g)(3) of and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended.
☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$84,583.89	Filing Parties:	EA08 Acquisition Corp. Electronic Arts Inc.
Form or Registration No.:	SC TO	Date Filed:	March 13, 2008
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 6 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on March 13, 2008, as amended (the “Schedule TO”), by Electronic Arts Inc. (“Parent”) and EA08 Acquisition Corp., a wholly-owned subsidiary of Parent (“Purchaser”), relating to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.01 per share, and the associated preferred stock purchase rights (together, the “Shares”), of Take-Two Interactive Software, Inc. (“Take-Two” or the “Company”) at a purchase price of $25.74 net per share in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Amended and Restated Offer to Purchase dated April 18, 2008 (the “Amended and Restated Offer to Purchase”) and in the related Amended and Restated Letter of Transmittal, as each may be amended or supplemented from time to time.

Except as specifically set forth herein, this Amendment No. 6 does not modify any of the information previously reported on the Schedule TO. All capitalized terms used in this Amendment No. 6 and not otherwise defined have the respective meanings ascribed to them in the Amended and Restated Offer to Purchase.

As permitted by General Instruction F to the Schedule TO, the information set forth in the Schedule TO, as amended by this Amendment No. 6, including the Amended and Restated Offer to Purchase and the related Amended and Restated Letter of Transmittal and all other appendices, schedules, exhibits and annexes hereto and thereto, is hereby expressly incorporated by reference herein in response to Items 1 through 12 of the Schedule TO. You should read this Amendment No. 6 to the Schedule TO together with the Schedule TO.

This Amendment is being filed to reflect that Electronic Arts has executed a commitment letter for up to $1 billion of debt financing to be used to provide a portion of the funds for the Offer and/or the Merger.

Item 1.	Summary Term Sheet.

The Amended and Restated Offer to Purchase attached as Exhibit (a)(1)(H) to the Schedule TO is amended as follows:

SUMMARY TERM SHEET

The answer to the question “Will you have the financial resources to pay for the shares?” set forth in “Questions and Answers” of the Amended and Restated Offer to Purchase is hereby deleted in its entirety and replaced with the following bullet point paragraph:

•

“Yes. Our offer is not subject to any financing condition. Electronic Arts will provide us with the funds necessary to purchase the shares in the offer and to pay related expenses. As of March 31, 2008, Electronic Arts had cash and cash equivalents and short-term investments in the amount of approximately $2.3 billion. On May 9, 2008, Electronic Arts received a commitment from Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank, BNP Paribas, BNP Paribas Securities Corp., The Bank of Nova Scotia and KeyBank National Association to provide us with up to $1 billion of senior unsecured term loan financing at any time until January 9, 2009, to be used to provide a portion of the funds for the offer and/or the merger. We will be required to repay any funds we borrow under the term loan facility, plus accrued interest, on the earlier of (a) 364 days from the date we initially borrow the funds and (b) August 9, 2009. Electronic Arts will be the borrower under the facility. See “The Offer—Section 10—Source and Amount of Funds”.”

Item 7.	Source and Amount of Funds or Other Consideration.

THE OFFER

Section 10—Source and Amount of Funds

“The Offer-Section 10—Source and Amount of Funds” is hereby deleted in its entirety and replaced with the following:

“Purchaser expects that approximately $2.1 billion would be required to purchase all Shares pursuant to the Offer and the Merger and to pay related fees and expenses. The Offer is not subject to any financing condition. The funds necessary to purchase the Shares pursuant to the Offer and the Merger will be provided to Purchaser by Electronic Arts. As of March 31, 2008, Parent had cash and cash equivalents and short-term investments in the amount of approximately $2.3 billion.

On May 9, 2008, Electronic Arts received a commitment from Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank, BNP Paribas, BNP Paribas Securities Corp., The Bank of Nova Scotia and KeyBank National Association to provide us with up to $1 billion of senior unsecured term loan financing at any time until January 9, 2009, to be used to provide a portion of the funds for the Offer and/or the Merger. We will be required to repay any funds we borrow under the term loan facility, plus accrued interest, on the earlier of (a) 364 days from the date we initially borrowed the funds and (b) August 9, 2009. Electronic Arts will be the borrower under the facility.

The debt financing commitments are subject to the following conditions:

•	the negotiation, execution and delivery of definitive documentation for the term loan facility and the acquisition of Take-Two by Electronic Arts by January 9, 2009;

•

if an acquisition of Take-Two is consummated pursuant to the Offer (i) each of the Minimum Condition, the Section 203 Condition, the HSR Condition and the Rights Condition shall have been satisfied, (ii) the material terms of the Offer not in Section 14 (Conditions of the Offer) of this Offer to Purchase shall not have been amended without the consent of Morgan Stanley Senior Funding, such consent not to be unreasonably withheld or delayed, and (iii) each of the conditions described in paragraphs 2 (to the extent required to consummate the acquisition), 3 and 4 of Section 14 (Conditions of the Offer) of this Offer to Purchase shall have been satisfied, as such provisions may be modified, or waived with the consent of Morgan Stanley Senior Funding, such consent not to be unreasonably withheld or delayed;

•

if an acquisition of Take-Two is consummated pursuant to a one-step merger transaction (i) such one-step merger shall have received all approvals required pursuant to Delaware law of Take-Two’s board of directors and stockholders, (ii) the waiting periods under the HSR Act relating to the acquisition shall have expired or been terminated, (iii) no laws shall have been adopted and no governmental authority of competent jurisdiction shall have issued any order, judgment, injunction, decree or ruling that is in effect that enjoins, or renders illegal the consummation of the one-step merger, (iv) all other antitrust approvals required to consummate the one-step merger shall have been obtained except for those approvals which are not material and (v) the acquisition agreement shall be in a form and substance that is reasonably satisfactory to Morgan Stanley Senior Funding in all respects material to the lenders, and no condition or other provision thereof shall have been waived, amended, supplemented or otherwise modified in a manner materially adverse to the lenders without the consent of Morgan Stanley Senior Funding, such consent not to be unreasonably withheld or delayed;

•	delivery of customary closing documents such as legal opinions and closing certificates (including a solvency certificate);

•	the absence of any outstanding order, judgment or decree of any court or governmental authority that prevents the consummation of the financing; and

•	other customary conditions.

The definitive documentation will contain customary representations and warranties and customary affirmative and negative covenants, including, among other things, restrictions on indebtedness, liens, mergers, consolidations, liquidations, dissolutions and other fundamental changes, changes in lines of business, and transactions with affiliates. The financial maintenance covenants will consist of a minimum interest coverage ratio of 3:1 and a maximum leverage ratio of 3:1. The definitive documentation will also include customary events of default, including with respect to a change of control of Electronic Arts to be defined.

The loans under the facility will bear interest, at Electronic Arts’ option, at (a) the alternate base rate (a rate equal to the higher of (x) the prime commercial lending rate published in the “Money Rates” section of The Wall Street Journal and (y) the federal funds effective rate plus 0.50%) or (b) a rate equal to “Adjusted LIBO” (the London interbank offered rate for dollars, adjusted for statutory reserve requirements) plus an applicable margin to be set initially at 1.00%, which will increase by 0.25% beginning 3 months after the initial funding of the loans and each successive 3-month period thereafter.

All obligations of Electronic Arts under the facility are expected to be unconditionally guaranteed, on a senior unsecured basis, by Take-Two (once it is wholly-owned by Electronic Arts) and each other domestic subsidiary of Electronic Arts, other than certain immaterial subsidiaries.

The definitive documentation governing the facility has not been finalized and, accordingly, the actual terms may differ from those described herein. It is anticipated that the borrowings under the facility will be refinanced by Electronic Arts at or prior to their maturity, but no final decisions have been made concerning the method that Electronic Arts will use to repay such indebtedness.

The foregoing is a summary of certain provisions of the commitment letter. The summary does not purport to be complete and is qualified in its entirety by reference to the commitment letter, which is filed as Exhibit b(1) to the Tender Offer Statement on Schedule TO that Electronic Arts has filed with the SEC. Reference is made to such exhibit for a more complete description of the terms and conditions of the Facility.”

Item 11.	Additional Information.

“The Offer—Section 15—Certain Legal Matters; Regulatory Approvals” of the Amended and Restated Offer to Purchase is hereby amended to add the following at the end of the penultimate paragraph of such Section:

“According to Amendment No. 9 to Take-Two’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on May 6, 2008, on May 5, 2008, the Company and Michael Maulano entered into a stipulation staying the action filed by Mr. Maulano in favor of the action captioned Solomon v. Take-Two Interactive Software, Inc., C.A. No. 3604-VCL pending in the Court of Chancery of the State of Delaware. The stipulation does not preclude the plaintiff from moving to lift the stay upon 30 days’ notice.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase dated March 13, 2008. *
(a)(1)(B)	Letter of Transmittal. *
(a)(1)(C)	Notice of Guaranteed Delivery. *
(a)(1)(D)	Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9. *
(a)(1)(G)	Summary Advertisement as published on March 13, 2008. *
(a)(1)(H)	Amended and Restated Offer to Purchase dated April 18, 2008. *
(a)(1)(I)	Amended and Restated Letter of Transmittal. *
(a)(1)(J)	Amended and Restated Notice of Guaranteed Delivery. *
(a)(1)(K)	Amended and Restated Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a)(1)(L)	Amended and Restated Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *
(a)(5)(A)	Press Release issued by Electronic Arts Inc., dated March 13, 2008. *

(a)(5)(B)	Electronic Arts Press Release, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(C)	Open Letter to the Public, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(D)	Electronic Arts Frequently Asked Questions, dated as of February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.3 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(E)	Transcript of February 25, 2008 Electronic Arts Conference Call posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(F)	February 25, 2008 Conference Call Prepared Remarks posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(G)	Transcript of Warren C. Jenson remarks at the March 3, 2008 Morgan Stanley Technology Conference (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on March 4, 2008).

(a)(5)(H)	Electronic Arts Inc. e-mail response to inquiries from the press regarding the response of Take-Two Interactive Software, Inc. to the tender offer set forth in Take-Two’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 26, 2008. *

(a)(5)(I)	Press Release issued by Electronic Arts Inc., dated March 28, 2008. *

(a)(5)(J)	Press Release issued by Electronic Arts Inc., dated April 17, 2008. *

(a)(5)(K)	Press Release issued by Electronic Arts Inc., dated April 18, 2008. *

(b)(1)	Commitment Letter for up to $1 billion loan facility, dated May 9, 2008, between Electronic Arts, Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank and the other lenders named therein.

(c)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 9, 2008.

ELECTRONIC ARTS INC.

By:	/s/ STEPHEN G. BENÉ
Name:	Stephen G. Bené
Title:	Senior Vice President, General Counsel, and Secretary

EA08 ACQUISITION CORP.

By:	/s/ STEPHEN G. BENÉ
Name:	Stephen G. Bené
Title:	Vice President and Secretary

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated March 13, 2008. *

(a)(1)(B)	Letter of Transmittal. *

(a)(1)(C)	Notice of Guaranteed Delivery. *

(a)(1)(D)	Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(1)(F)	Guidelines for Certification of Taxpayer Identification Number on Substitute W-9. *

(a)(1)(G)	Summary Advertisement as published on March 13, 2008. *

(a)(1)(H)	Amended and Restated Offer to Purchase dated April 18, 2008. *

(a)(1)(I)	Amended and Restated Letter of Transmittal. *

(a)(1)(J)	Amended and Restated Notice of Guaranteed Delivery. *

(a)(1)(K)	Amended and Restated Letter from Purchaser to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(1)(L)	Amended and Restated Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. *

(a)(5)(A)	Press Release issued by Electronic Arts Inc., dated March 13, 2008. *

(a)(5)(B)	Electronic Arts Press Release, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(C)	Open Letter to the Public, dated February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(D)	Electronic Arts Frequently Asked Questions, dated as of February 24, 2008 posted at www.eatake2.com (incorporated by reference to Exhibit 99.3 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(E)	Transcript of February 25, 2008 Electronic Arts Conference Call posted at www.eatake2.com (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(F)	February 25, 2008 Conference Call Prepared Remarks posted at www.eatake2.com (incorporated by reference to Exhibit 99.2 of Electronic Arts Inc.’s current report on Form 8-K filed on February 25, 2008).

(a)(5)(G)	Transcript of Warren C. Jenson remarks at the March 3, 2008 Morgan Stanley Technology Conference (incorporated by reference to Exhibit 99.1 of Electronic Arts Inc.’s current report on Form 8-K filed on March 4, 2008).

(a)(5)(H)	Electronic Arts Inc. e-mail response to inquiries from the press regarding the response of Take-Two Interactive Software, Inc. to the tender offer set forth in Take-Two’s Solicitation/Recommendation Statement on Schedule 14D-9 filed with the SEC on March 26, 2008. *

(a)(5)(I)	Press Release issued by Electronic Arts Inc., dated March 28, 2008. *

(a)(5)(J)	Press Release issued by Electronic Arts Inc., dated April 17, 2008. *

(a)(5)(K)	Press Release issued by Electronic Arts Inc., dated April 18, 2008. *

(b)(1)	Commitment Letter for up to $1 billion loan facility, dated May 9, 2008, between Electronic Arts, Morgan Stanley Senior Funding, Inc., Morgan Stanley Bank and the other lenders named therein.

(c)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed